Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-180876 on Form S-3 of our report dated February 27, 2014, relating to the consolidated financial statements of Genesis Energy, L.P. and subsidiaries (the “Partnership”) and the effectiveness of the Partnership’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Partnership’s reporting of the retrospective effect of new disclosure requirements related to balance sheet offsetting of assets and liabilities), appearing in the Annual Report on Form 10-K of Genesis Energy, L.P. for the year ended December 31, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas

May 12, 2014